July 12, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attention: Kayla M. Roberts, Esq.

Re:	Mercedes-Benz Trust Leasing LLC
Daimler Trust
Registration Statement on Form SF-3
File Nos. 333-265682 and 333-265682-01

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as registrants, hereby request that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 5:00 p.m. (Eastern time) on July 15, 2022, or as soon thereafter as practicable.

Very truly yours,

MERCEDES-BENZ TRUST LEASING LLC

By:	/s/ Steven C. Poling
Name:	Steven C. Poling
Title:	Assistant Secretary

DAIMLER TRUST

By: MERCEDES-BENZ TRUST HOLDINGS LLC

By:	/s/ Steven C. Poling
Name:	Steven C. Poling
Title:	Assistant Secretary